Exhibit 10.13
CHANGE OF CONTROL AGREEMENT
          THIS CHANGE OF CONTROL AGREEMENT (the “Agreement”), is made and entered into effective as of August 4, 2009 (the “Effective Date”), by and between Exterran Holdings, Inc., a Delaware corporation (the “Company”), and Norman A. Mckay (“Executive”).
          WHEREAS, the Company and Executive desire to enter into an agreement regarding their respective rights and obligations in connection with a Change of Control during the Term of this Agreement;
          THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive agree as follows:
     1. Term. This Agreement shall begin on the Effective Date and shall continue until August 20, 2011; provided, however, that commencing on August 20, 2011 and on each August 20 thereafter, the term of this Agreement shall automatically be extended for one additional year (such initial period, plus any extensions, plus, in the event of Executive’s Qualifying Termination of Employment for Good Reason, any additional time period necessitated by the Company’s right to cure as set forth in the definition of “Good Reason,” the “Term”), unless at least 90 days prior to such August 20 date the Board shall give written notice to Executive that the Term of this Agreement shall cease to be so extended. However, if a Change of Control shall occur during the Term, the Term shall automatically continue in effect for a period of 18 months plus, in the event of Executive’s Qualifying Termination of Employment for Good Reason, any additional time period necessitated by the Company’s right to cure as set forth in the definition of “Good Reason,” commencing on the date of such Change of Control. This Agreement shall automatically terminate on Executive’s termination of employment, except as provided in the definition of “Protected Period.” Termination of this Agreement shall not alter or impair any rights of Executive arising under this Agreement on or prior to such termination.
     2. Qualifying Termination of Employment. If Executive incurs a Qualifying Termination of Employment, Executive shall be entitled to the benefits provided in Section 3 hereof. If Executive’s employment terminates for any reason other than for a Qualifying Termination of Employment, then Executive shall not be entitled to any benefits under this Agreement.
     3. Benefits Upon a Qualifying Termination of Employment.
     (a) Lump Sum. Following a Qualifying Termination of Employment, the Company shall pay to Executive, not later than the 60th day following the Date of Termination, an amount, in a lump sum payment, equal to the sum of:
     (i) The total of (A) Executive’s earned but unpaid Base Salary through the Date of Termination plus (B) Executive’s Target Bonus for the current year (prorated to Date of Termination) plus (C) any earned but unpaid Actual Bonus for the prior year (if the prior year’s Actual Bonus has not yet been calculated as of the Date of Termination such amount shall be payable when calculated, but in no event later than March 15th of the year following the Termination Year); plus
     (ii) Any portion of Executive’s vacation pay accrued, but not used, for the Termination Year as of the Date of Termination; plus
     (iii) The product of two (2) multiplied by the sum of Executive’s Base Salary and Target Bonus amount for the Termination Year (not prorated); plus
     (iv) An amount equal to the total of the employer matching contributions that would have been credited to Executive’s account under the 401(k) Plan and any other deferred compensation plan of the Company (or any of its affiliated companies) had Executive made the required amount of elective deferrals or contributions to receive such maximum employer matching contributions under the 401(k) Plan and any other deferred compensation plan (and regardless of whether Executive actually made any such elective deferrals or contributions) during the 12-month period immediately preceding the month of Executive’s Date of Termination, multiplied by two (2); plus
     (v) Amounts previously deferred by Executive, if any, or earned but not paid, if any, under any Company incentive and nonqualified deferred compensation plans or programs as of the Date of Termination.
     (b) Continuing Medical Coverage. For a period of two (2) years from Executive’s Date of Termination, or such longer period as may be provided by the terms of the appropriate medical and/or welfare benefit plan, program, practice or policy, the Company shall provide benefits to Executive and/or Executive’s eligible dependents equal to those that would have been provided to them in accordance with the plans, programs, practices and policies if Executive’s employment had not been terminated; provided, however, that with respect to any of such plans, programs, practices or policies requiring an employee contribution, Executive shall continue to pay the monthly employee contribution for same, and provided further, that if Executive becomes employed by another employer and is eligible to receive medical or other welfare benefits under another employer-provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility.
     (c) Awards. All stock options, restricted stock, restricted stock units, or other awards based in common stock of the Company, and all common units, unit appreciation rights, unit options and other awards based in common units representing limited partner interests of the Partnership, and all cash-based incentive awards held by Executive and not previously vested shall be 100% vested as of Executive’s Date of Termination (except with respect to awards denominated in or relating to common units of the Partnership that, by their terms, continue to vest following a termination of employment without cause or for good reason); provided, however, that with respect to an award that is subject to Code Section 409A, such acceleration of vesting under this Section 3(c) shall not cause an impermissible acceleration of payment or change in form of payment of such award under Code Section 409A. Notwithstanding the terms of any Company (or affiliate) plan or agreement between the Company (or affiliate) and Executive to the contrary, the accelerated vesting of all stock options, restricted stock, restricted stock units, or other awards required pursuant to the terms of this Section 3(c) shall govern.
     (d) Interest. If any payment due under the terms of this Agreement is not timely made by the Company, its successors or assigns, interest shall accrue on such payment at the highest maximum legal rate permissible under applicable law from the date such payment first became due through the date it is paid (with such interest paid in a single lump sum as of the date the Company makes the late payment).
     (e) Release. Notwithstanding anything in this Agreement to the contrary, no payment shall be made or benefits provided pursuant to this Agreement unless Executive signs and returns to the Company within 50 days following the date of a Qualifying Termination of Employment, and does not revoke within seven days thereafter, a complete release and waiver, in exchange for the severance payments described in Section 3(a) above, among other items, of all claims for liability and damages in any way related to Executive’s employment against the Company, its affiliates, their directors, officers, employees and agents, and their employee benefit plans and fiduciaries and agents of such plans in a form provided by the Company.
     (f) Severance Offset. Any cash severance payments provided under Section 3(a) shall be offset or reduced by the amount of any cash severance amounts payable to Executive under any other individual agreement the Company or an affiliate may have entered into with Executive or any severance plan or program maintained by the Company or any affiliate for employees in general, but only to the extent such severance amounts are payable in the same form and in the same calendar year in which such cash severance payments under this Agreement are to be made.
     (g) Code Section 409A Matters.
     (i) This Agreement is intended to comply with, and shall be interpreted consistent with the applicable requirements of, Code Section 409A and any ambiguous provisions will be construed in a manner that is compliant with or exempt from the application of Code Section 409A. Executive shall have no right to specify the calendar year during which any payment hereunder shall be made.
     (ii) All reimbursements and in-kind benefits provided pursuant to this Agreement shall be made in accordance with Treasury Regulations Section 1.409A-3(i)(1)(iv) such that any reimbursements or in-kind benefits will be deemed payable at a specified time or on a fixed schedule relative to a permissible payment event. Specifically, (A) the amounts reimbursed and in-kind benefits under this Agreement, other than with respect to medical benefits provided under Section 3(b), during Executive’s taxable year may not affect the amounts reimbursed or in-kind benefits provided in any other taxable year, (B) the reimbursement of an eligible expense shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, and (C) the right to reimbursement or an in-kind benefit is not subject to liquidation or exchange for another benefit.
     (iii) If Executive is a “specified employee” within the meaning of Code Section 409A as of his Date of Termination, distributions or benefits that are subject to Code Section 409A shall be made under this Agreement on the later of (A) the date that such distribution or benefit is otherwise to be provided under this Agreement and (B) the earlier of (x) the first business day that occurs following the expiration of six months after Executive’s Date of Termination or (y) the date of Executive’s death. The severance payments under Section 3(a) are deferred compensation subject to the foregoing provision. In addition, in the event of a payment delayed under this Section 3(g)(iii), the Company agrees to pay to Executive, as of the date it makes the delayed payment, simple interest on such delayed amount at the applicable Federal rate provided for in Code Section 7872(f)(2)(A), based on the number of days the payment was delayed. If Executive disagrees with the Company’s determination that Code Section 409A requires such six-month delay with respect to a payment or benefit, such payment or benefit can be made prior to such delayed payment date if Executive agrees in writing (in the form approved by the Company) that should the IRS subsequently assert that some or all of the payments or benefits made pursuant to this Agreement do not comply with the requirements of Code Section 409A, then (i) Executive agrees that he is solely responsible for all taxes, excise taxes, penalties and interest resulting from such determination, and that he will not seek contribution, reimbursement or any other recovery from the Company or any of its affiliates, officers, employees or directors for any taxes, excise taxes, interest or penalties paid or due or any costs he incurs in challenging such position of the IRS, and (ii) Executive will reimburse, and hold the Company, its affiliates, officers, employees or directors harmless for, any costs, including attorneys fees and costs of court, penalties or fees, that it may incur in connection with a later determination that the payments made pursuant to this Agreement are covered by Code Section 409A and were not properly reported as such.
     4. Restrictions and Obligations of Executive.
     (a) Consideration for Restrictions and Covenants. The Company and Executive agree that the principal consideration for the agreement to make the payments provided in this Agreement by the Company to Executive is Executive’s compliance with the undertakings set forth in this Section 4. Notwithstanding any other provision of this Agreement to the contrary, Executive agrees to comply with the provisions of this Section 4 only if Executive actually receives any such payments from the Company pursuant to this Agreement.
     (b) Confidentiality. Executive acknowledges that the Company will provide Executive with Confidential Information and has previously provided Executive with Confidential Information. In return for consideration provided under this Agreement,

Executive agrees that Executive will not, while employed by the Company or any affiliate and thereafter for a period of two years, disclose or make available to any other person or entity, or use for Executive’s own personal gain, any Confidential Information, except for such disclosures as required in the performance of Executive’s duties with the Company or as may otherwise be required by law or legal process (in which case Executive shall notify the Company of such legal or judicial proceeding as soon as practicable following his receipt of notice of such a proceeding, and permit the Company to seek to protect its interests and information).
     (c) Non-Solicitation or Hire. During the term of Executive’s employment with the Company or any affiliate thereof and for a two-year period following the termination of Executive’s employment for any reason, Executive shall not, directly or indirectly (i) employ or seek to employ any person who is at the date of termination, or was at any time within the six-month period preceding the date of termination, an officer, general manager or director or equivalent or more senior level employee of the Company or any of its subsidiaries or otherwise solicit, encourage, cause or induce any such employee of the Company or any of its subsidiaries to terminate such employee’s employment with the Company or such subsidiary for the employment of another company (including for this purpose the contracting with any person who was an independent contractor (excluding consultant) of the Company during such period) or (ii) take any action that would interfere with the relationship of the Company or its subsidiaries with their suppliers or customers without, in either case, the prior written consent of the Company’s Board of Directors, or engage in any other action or business that would have a material adverse effect on the Company.
     (d) Non-Competition. During the term of Executive’s employment with the Company, or any affiliate thereof and for a two-year period following the termination of Executive’s employment for any reason, Executive shall not, directly or indirectly:
     (i) Engage in any managerial, administrative, advisory, consulting, operational or sales activities in a Restricted Business anywhere in the Restricted Area, including, without limitation, as a director or partner of such Restricted Business, or
     (ii) Organize, establish, operate, own, manage, control or have a direct or indirect investment or ownership interest in a Restricted Business or in any corporation, partnership (limited or general), limited liability company, enterprise or other business entity that engages in a Restricted Business anywhere in the Restricted Area.
Nothing contained in this Section 4 shall prohibit or otherwise restrict Executive from acquiring or owning, directly or indirectly, for passive investment purposes not intended to circumvent this Agreement, securities of any entity engaged, directly or indirectly, in a Restricted Business if either (i) such entity is a public entity and Executive (A) is not a controlling Person of, or a member of a group that controls, such entity and (B) owns, directly or indirectly, no more than 3% of any class of equity securities of such entity or (ii) such entity is not a public entity and Executive (A) is not a controlling Person of, or a member of a group that controls, such entity and (B) does not own, directly or indirectly, more than 1% of any class of equity securities of such entity.
     (e) Injunctive Relief. Executive acknowledges that monetary damages for any breach of Section 4(b), (c), and (d) above will not be an adequate remedy and that irreparable injury will result to the Company, its business and property, in the event of such a breach. For that reason, Executive agrees that in the event of a breach, in addition to recovering legal damages, the Company is entitled to proceed in equity for specific performance or to enjoin Executive from violating such provisions.
     5. Miscellaneous Provisions.
     (a) Definitions Incorporated by Reference. Reference is made to Annex I hereto for definitions of certain capitalized terms used in this Agreement, and such definitions are incorporated herein by such reference with the same effect as if set forth herein.
     (b) No Other Mitigation or Offset; Legal Fees. The provisions of this Agreement are not intended to, nor shall they be construed to, require that Executive mitigate the amount of any payment or benefit provided for in this Agreement by seeking or accepting other employment. Except as provided in Section 3(b), the amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation earned or health benefits received by Executive as the result of employment outside of the Company. Without limitation of the foregoing, except as provided in Section 3(f), the Company’s obligations to Executive under this Agreement shall not be affected by any set off, counterclaim, recoupment, defense or other claim, right or action that the Company may have against Executive.
     (c) Cooperation. If Executive becomes entitled to severance benefits under Section 3 of this Agreement, Executive agrees, for a one-year period following the Date of Termination, to provide reasonable cooperation to the Company in response to reasonable requests made by the Company for information or assistance, including but not limited to, participating upon reasonable notice in conferences and meetings, providing documents or information, aiding in the analysis of documents, or complying with any other reasonable requests by the Company including execution of any agreements that are reasonably necessary, provided such cooperation relates to matters concerning Executive’s duties with the Company and the requests do not, in the good faith opinion of Executive, materially interfere with Executive’s other activities.
     (d) Successors; Binding Agreement.
     (i) Except in the case of a merger involving the Company with respect to which under applicable law the surviving corporation of such merger will be obligated under this Agreement in the same manner and to the same extent as the Company would have been required if no such merger had taken place, the Company will require any successor, by purchase or otherwise, to all or substantially all of the business and/or assets of the Company, to execute an agreement whereby such successor expressly assumes and agrees to perform this Agreement in the same manner and to the same extent as the Company would have been required if no such succession had taken place and expressly agrees that Executive may enforce this Agreement against such successor. Failure of the Company to obtain any such required agreement and to deliver such agreement to Executive prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Executive to payment from the Company in the same amount and on the same terms as Executive would be entitled hereunder if Executive had terminated Executive’s employment for Good Reason in connection with a Change of Control, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid that executes and delivers the agreement provided for in this Section 5(d)(i) or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.
     (ii) This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive should die while any amounts would still be payable to Executive hereunder if Executive had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Executive’s beneficiary as filed with the Company pursuant to this Agreement or, if there be no such designated beneficiary, to Executive’s estate.
     (e) Notice. All notices, consents, waivers, and other communications required under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand (with written confirmation of receipt), (ii) sent by facsimile (with confirmation of receipt), provided that a copy is mailed by certified mail, return receipt requested, or (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service, in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):
If to the Company:
Exterran Holdings, Inc.
16666 Northchase Drive
Houston, Texas 77060
Attn: Chairman of the Board of Directors
Facsimile No.: 713-836-7953
If to Executive:
Norman A. Mckay
Villa No. 9, Cluster 35
Jumeirah Islands, Dubai

     (f) Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Executive and by the Chairman of the Board or an authorized officer of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
     (g) Validity. The interpretation, construction and performance of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas without regard to conflicts of laws principles. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.
     (h) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
     (i) Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.
     (j) Corporate Approval. This Agreement has been approved by the Board, and has been duly executed and delivered by Executive and on behalf of the Company by its duly authorized representative.
     (k) Disputes. The parties agree to resolve any claim or controversy arising out of or relating to this Agreement by binding arbitration under the Federal Arbitration Act before one arbitrator in the City of Houston, State of Texas, administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The Company shall reimburse Executive, not later than December 31st of the calendar year incurred (or, if later, the last day of the month following the month incurred), for all legal fees and expenses incurred by Executive in connection with any dispute arising under this Agreement on or after the Effective Date, including, without limitation, the fees and expenses of the arbitrator, unless the arbitrator finds Executive brought such claim in bad faith, in which event each party shall pay its own costs and expenses and Executive shall repay the Company any fees and expenses previously paid on Executive’s behalf by the Company.
     The parties stipulate that the provisions hereof shall be a complete defense to any suit, action, or proceeding instituted in any federal, state, or local court or before any administrative tribunal with respect to any controversy or dispute arising during the period of this Agreement and which is arbitrable as herein set forth. The arbitration provisions hereof shall, with respect to such controversy or dispute, survive the termination of this Agreement. This Section 5(k) shall be administered in accordance with the disputed payment provisions of Treasury Regulation Section 1.409A-3(g).
     (l) Withholding of Taxes. The Company may withhold from any amounts payable under this Agreement all taxes it is required to withhold pursuant to any applicable law or regulation.
     (m) No Employment Agreement. Nothing in this Agreement shall give Executive any rights to (or impose any obligations for) continued employment by the Company or any of its affiliates or any successors, nor shall it give the Company any rights (or impose any obligations) with respect to continued performance of duties by Executive for the Company or any of its affiliates or any successors.
     (n) Entire Agreement. This instrument contains the entire agreement of Executive and the Company with respect to the subject matter hereof, and hereby expressly terminates, rescinds and replaces in full any prior and contemporaneous promises, representations, understandings, arrangements and agreements between the parties relating to the subject matter hereof, whether written or oral. However, nothing in this Agreement shall affect Executive’s rights under such compensation and benefit plans and programs of the Company in which Executive may participate, except as may be explicitly provided in this Agreement.
          IN WITNESS WHEREOF, the Company and Executive have executed this Agreement in multiple counterparts effective for all purposes as of the Effective Date.

EXTERRAN HOLDINGS, INC.
By:
Ernie L. Danner
President and Chief Executive Officer

EXECUTIVE

Norman A. Mckay

ANNEX I
TO
CHANGE OF CONTROL AGREEMENT
Definitions:
1.	401(k) Plan. “401(k) Plan” shall mean the Company’s 401(k) Retirement and Savings Plan or any successor plan and any other Code Section 401(a) qualified plan that includes a cash or deferral arrangement under Code Section 401(k).

2.	Actual Bonus. “Actual Bonus” shall mean the specific annual incentive award approved for Executive by the Board in the case of the Section 16 officers of the Company or approved by the Chief Executive Officer for non-Section 16 officers of the Company.

3.	Base Salary. “Base Salary” shall mean an Executive’s annual rate of base salary (without regard to bonus compensation) as in effect immediately prior to the Change of Control or as the same may be increased from time to time thereafter.

4.	Board. “Board” shall mean the Board of Directors of the Company.

5.	Cause. The Company shall have “Cause” to terminate Executive’s employment only upon (a) the commission by Executive of an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or an affiliate (including the unauthorized disclosure of confidential or proprietary material information of the Company or an affiliate), (b) a conviction of Executive (or a plea of nolo contendere in lieu thereof) for a felony or a crime involving fraud, dishonesty or moral turpitude, (c) willful failure of Executive to follow the written directions of the Board; (d) willful misconduct by Executive as an employee of the Company or an affiliate; (e) the willful failure of Executive to render services to the Company or an affiliate in accordance with Executive’s employment arrangement, which failure amounts to a material neglect of Executive’s duties to the Company or an affiliate; or (f) Executive’s substantial dependence, as determined in the sole discretion of the Board, on any drug, immediate precursor or other substance listed on Schedule IV of the Federal Comprehensive Drug Abuse Prevention and Control Act of 1970, as amended.

6.	Change of Control. A “Change of Control” of the Company shall mean:
(a)	The acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 40% or more of either (A) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (i), any acquisition by any Person pursuant to a transaction which complies with clause (A) of subsection (c) of this definition shall not constitute a Change of Control; or

(b)	Individuals, who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered for purposes of this definition as though such individual was a member of the Incumbent Board, but excluding, for these purposes, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c)	The consummation of a reorganization, merger or consolidation involving the Company or any of its subsidiaries, or the sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole (other than to an entity wholly owned, directly or indirectly, by the Company) (each, a “Corporate Transaction”), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Resulting Corporation in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the board of directors of the Resulting Corporation were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction. The term “Resulting Corporation” means (1) the Company or its successor, or (2) if as a result of a Corporate Transaction the Company or its successor becomes a subsidiary of another entity, then such entity or the parent of such entity, as applicable, or (3) in the event of a Corporate Transaction involving the sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, then the transferee of such assets or the parent of such transferee, as applicable, in such Corporate Transaction. Notwithstanding the foregoing, neither the sale, lease or other disposition of assets by the Company or its subsidiaries to the Partnership or its subsidiaries or their successors nor the sale, lease or other disposition of any interest in the Partnership, its general partner or its subsidiaries or their successors shall, in and of itself, constitute a Change of Control for purposes of this Agreement.
7.	Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

8.	Confidential Information. “Confidential Information” shall mean any and all information, data and knowledge that has been created, discovered, developed or otherwise become known to the Company or any of its affiliates or ventures or in which property rights have been assigned or otherwise conveyed to the Company or any of its affiliates or ventures, which information, data or knowledge has commercial value in the business in which the Company is engaged, except such information, data or knowledge as is or becomes known to the public without violation of the terms of this Agreement.

9.	Date of Termination. “Date of Termination” shall mean (a) if Executive terminates his employment for Good Reason, that date provided in the definition of Good Reason, (b) with respect to a termination prior to a Change of Control that is deemed to be during the Protected Period (as provided in said definition), the date of such termination, or (c) if Executive’s employment is terminated for any other reason on or after a Change of Control, the date of such termination, and, in the case of each of clauses (a), (b) and (c) above, such termination is also a “separation from service” within the meaning of Code Section 409A.

10.	Disability. A “Disability” means Executive is entitled to long-term disability benefits under the Company’s long-term disability plan.

11.	Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

12.	Good Reason. “Good Reason” shall mean the occurrence of any of the following without Executive’s express written consent:
(a)	A permanent change in Executive’s duties or responsibilities which are materially inconsistent with either the type of duties and responsibilities of Executive then in effect or with Executive’s title, but excluding any such change that is in conjunction with and consistent with a promotion of Executive;

(b)	A reduction in Executive’s Base Salary.

(c)	A reduction in Executive’s annual Target Bonus percentage of Base Salary as in effect immediately prior to the Change of Control;

(d)	A material reduction in Executive’s employee benefits (without regard to bonus compensation, if any) if such reduction results in Executive receiving benefits which are, in the aggregate, materially less than the benefits received by other comparable employees of the Company generally;

(e)	Executive’s being required to be based at any other office or location of employment more than 50 miles from Executive’s primary office or location of employment immediately prior to the Change of Control; or

(f)	The willful failure by the Company to pay any compensation to Executive when due.
However, Good Reason shall not exist with respect to a matter unless Executive gives the Company a Notice of Termination due to such matter within 18 months of the date of occurrence of the Change of Control. If Executive fails to give such Notice of Termination timely, Executive shall be deemed to have waived all rights Executive may have under this Agreement with respect to such matter. The Company shall have 30 business days from the date of such Notice of Termination to cure the matter. If the Company cures the matter, such Notice of Termination shall be deemed rescinded. If the Company fails to cure the matter timely, Executive shall be deemed to have terminated at the end of such 30-day period.
13.	IRS. “IRS” shall mean the Internal Revenue Service.

14.	Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice that sets forth in reasonable detail the facts and circumstances for termination of Executive’s employment.

15.	Partnership. “Partnership” shall mean Exterran Partners, L.P.

16.	Person. “Person” shall mean any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

17.	Protected Period. The “Protected Period” shall mean the period of time beginning with the Change of Control and ending on the 18-month anniversary of such Change of Control or Executive’s death, if earlier; provided, however, if Executive’s employment with the Company is terminated during the Term and within six months prior to the date on which a Change of Control occurs (e.g., not during the Protected Period), and it is reasonably demonstrated by Executive that such termination was at the request of a third party who has taken steps reasonably calculated to effect the Change of Control, or otherwise arose in connection with or anticipation of the Change of Control, then for all purposes of this Agreement the Change of Control shall be deemed to have occurred on the date immediately prior to the date of Executive’s termination and Executive shall be deemed terminated by the Company during the Protected Period other than for Cause.

18.	Qualifying Termination of Employment. A “Qualifying Termination of Employment” shall mean a termination of Executive’s employment during the Protected Period either (a) by the Company other than for Cause or (b) by Executive for a Good Reason. The Executive’s death or Disability during the Protected Period shall not constitute a Qualifying Termination of Employment.

19.	Restricted Area. “Restricted Area” shall mean any state in the United States, or any country in which the Company or its subsidiaries engages in any Restricted Business at any time during the term of Executive’s employment with the Company.

20.	Restricted Business. “Restricted Business” shall mean the business of designing, manufacturing, servicing, operating, marketing, assembling, renting or leasing of air or gas compressors or devices using comparable technologies or other business in which the Company or its subsidiaries may be engaged during the term of Executive’s employment with the Company. To the extent that any entity is primarily engaged in a business other than a Restricted Business, the term “Restricted Business” shall mean the operations, division, segment or subsidiary of such entity that is engaged in any Restricted Business.

21.	Target Bonus. “Target Bonus” shall mean the target annual incentive award opportunity for an Executive expressed as a percentage of salary as set forth in the annual management incentive plan covering such Executive.

22.	Term. “Term” shall have the meaning set forth in Section 1 of this Agreement.

23.	Termination Year. “Termination Year” shall mean the calendar year during which Executive’s Date of Termination occurs.